AMERICAN MILLENNIUM CORPORATION, INC.
110 NORTH RUBEY DRIVE
SUITE 100A
GOLDEN, COLORADO 80403

April 9, 2004

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      AMERICAN MILLENNIUM CORPORATION, INC.
            REGISTRATION STATEMENT ON FORM SB-2
            REGISTRATION NO. 333-51128
            APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "securities Act"), American Millennium Corporation, Inc. (the "Company") hereby applies for withdrawal of the above‑referenced Registration Statement, including all amendments thereto.

The grounds for this application for withdrawal are that the Company has for business and market condition reasons determined not to proceed with the securities offering for which the Registration Statement was filed.  No securities were sold in connection with the offering.  In view of the foregoing, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If any further information is required in connection with this matter, please contact David E. Welch, Chief Financial Officer of the Company, at (303) 279-2002 ext. 604.  Thank you for your attention to this matter.

Respectfully submitted,

AMERICAN MILLENIUM CORPORATION, INC.

By:	/s/ David E. Welch
DAVID E. WELCH
Chief Financial Officer